UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 2, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 2, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                     Date: September 1, 2011
11-43-TR

Teck and Ridley Terminals Announce Coal Shipment Agreement

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) and Ridley Terminals Inc. (“Ridley Terminals”) announced today that they have reached agreement on terms for the shipment of steelmaking coal from Teck’s mines in British Columbia and Alberta for a 10-year term from January 1, 2015 to December 31, 2024, with an option in Teck’s favour to extend the term for a further two years.

The new agreement contemplates Teck shipping 2.5 million tonnes of coal per year throughout the contract period, and is a successor to an existing agreement expiring at the end of 2014, which allows Teck to ship up to 1.2 million tonnes in 2011 and 2012, and up to 4.2 million tonnes in 2013 and 2014 pending the re-start of Teck’s Quintette operation. An additional existing agreement allows 500,000 tonnes per year to be shipped through February 28, 2021. The commercial terms of these contracts are confidential.

“We are very pleased to have another important agreement in place that supports the shipment of our product,” said Bob Bell, Vice President and Chief Commercial Officer, Coal, Teck.

George Dorsey, President of Ridley Terminals, said that, "Ridley currently handles a portion of Teck's coal exports and this contract expands on a highly appreciated relationship."

Ridley Terminals, located in Prince Rupert, British Columbia, is a Canadian Federal Crown Corporation currently expanding its handling capacity by 12 million tonnes to 24 million tonnes. The facility is serviced by the Canadian National Railroad and is well positioned to handle coals from a variety of North American origins.

Bud Smith, Chairman of Ridley Terminals, noted that "the growth and development now underway at Ridley and this resulting contract serve as a reconfirmation of Government's commitment to support the expansion of Canada's mining industry."

This agreement, now in place between Teck and Ridley Terminals, will provide Teck with sufficient export capacity for the anticipated mine output of the Quintette mine in northeast B.C., subject to the re-start of the mine.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the volume of coal to be shipped by Teck under the new agreement with Ridley Terminals and the potential re-start of the Quintette mine.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, operational risks relating to Teck’s coal mines, transportation-related risks, market-related risks, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

About Ridley Terminals
Ridley Terminals Inc. owns and operates a world class marine bulk handling terminal, which provides continuous, high quality and high performance rail car unloading, product storage and vessel loading services. Located on the west coast of British Columbia, in the community of Prince Rupert.

Teck Media Contact:
Marcia Smith
Vice President, Corporate Affairs
Tel. 604.699.4616
email: marcia.smith@teck.com

Teck Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
Tel. 604.699.4014
email: greg.waller@teck.com

Ridley Terminals Media Contact: Michelle Bryant Corporate Affairs Manager Tel. 250.600.0353 email: mbryant@rti.ca

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